                          WILLKIE FARR & GALLAGHER LLP
                               787 Seventh Avenue
                            New York, NY 10019-6099

July 12, 2005

Mail Stop 4561
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Via EDGAR AND FEDEX
-------------------

Mr. Owen Pinkerton
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re:      Citigroup Fairfield Futures Fund L.P. II
         Registration Statement on Form 10
         File No. 0-51282
         Filed April 29, 2005
         --------------------

Dear Mr. Pinkerton:

On behalf of Citigroup Fairfield Futures Fund L.P. II (the "Partnership"),
attached hereto for filing is Amendment No. 1 ("Amendment No. 1") to the
Partnership's Registration Statement on Form 10, filed April 29, 2005 (as amended, the "Registration Statement"). Set forth below are the Partnership's responses to the comments of the staff (the "Staff") of the Securities and
Exchange Commission (the "Commission") in the letter dated May 27, 2005 to
Daniel R. McAuliffe, Chief Financial Officer of the Partnership. Numbers set
forth below correspond to the numbers set forth in the Staff's letter. Page numbers in the headings refer to page numbers in the Registration Statement filed with the Commission on April 29, 2005. Page numbers in the responses refer to page numbers in this Amendment No. 1.

General
-------

1.   The Partnership acknowledges that the Form 10 will go effective by lapse of time 60 days after the date filed pursuant to Section 12(g) of the
     Securities Exchange Act of 1934. At such time, the Partnership understands that it will be subject to the reporting requirements under Section 13(a)
     of the Securities Exchange Act of 1934.

Owen Pinkerton
July 12, 2005

2.   The Partnership has updated, where appropriate, all disclosures through
     March 31, 2005.

Item 1. Business
----------------

3.   Citigroup Managed Futures LLC (the "General Partner") selects the trading advisor which makes the trading decisions on behalf of the Partnership. The
     General Partner has selected Graham Capital Management, L.P. ("Graham" or the "Advisor") as the Partnership's trading advisor. The Partnership has revised the disclosure as requested to name the principal agents of the
     General Partner and Graham. (page 2)

4.   The Partnership has revised the disclosure to confirm that it renewed the management agreement between the Partnership and Graham as of June 30, 2005 and that Graham will continue to serve as the Partnership's sole trading advisor. The termination provisions of the management agreement have also been added to this section. (page 3)

5.   The General Partner does not currently intend to allocate the Partnership's assets to other trading advisors. If the General Partner were to select other trading advisors it would consider factors such as an advisor's past performance, trading style, volatility, markets traded and fee requirements. (page 4)

Conflicts of Interest--Page 4
-----------------------------

6.   The General Partner does not believe that the existence of position limits and the fact that Graham trades other pools operated by the General Partner presents it with a conflict of interest. The amount that may be allocated to any particular trading program of the Advisor is a function of the
     Advisor's existing capacity in that program and the General Partner's assessment of the likely future performance of the program. The General
     Partner cannot know with any degree of certainty how well a particular program will perform in the future. Thus, even if the General Partner intended to favor one of its pools over another by allocating assets to a particular program, the General Partner's assessment may prove incorrect.

7.   CFTC Rule 1.35(a-1)(5) provides the basis for the requirement for the allocation methodology to customers with respect to orders entered at the same time. Rule 1.35(a-1)(5) requires that (i) allocations be made as soon as practicable after the entire transaction is executed; (ii) allocations be fair and equitable; and (iii) the allocation methodology be sufficiently objective and specific to permit independent verification of the fairness of the allocations using that methodology by appropriate regulatory and self-regulatory authorities and by outside auditors. The General Partner cannot directly monitor Graham's compliance with this requirement because the General Partner does not have access to the accounts traded by the
     Advisor or its principals at other commodity brokers or on behalf of other general partners. The management agreement, however, requires Graham to comply with CFTC rules, including Rule 1.35 (a-1)(5). Moreover, the management agreement requires the Advisor to provide the General Partner, upon request, with comparative performance information of other accounts managed by the Advisor. This requirement also relates to modification of
     "orders in a manner that will not disproportionately affect the
     Partnership" because no account or group of accounts may receive consistently favorable or unfavorable treatment.

Owen Pinkerton
July 12, 2005

Accounts of the Advisor and its Affiliates--Page 5
--------------------------------------------------

8.   Disclosure has been added to clarify that Graham receives substantially similar compensation from all pools it advises which are operated by the
     General Partner. (page 6)

9.   Graham has advised the General Partner that it monitors its positions daily in order to avoid exceeding applicable position limits and that it believes that it can continue to increase its assets under management without position limits posing a significant constraint on such growth. In the remote event that accounts advised by Graham exceed, or might exceed, applicable position limits, Graham has advised the General Partner that it would endeavor, given its general fiduciary duty as well as contractual obligations to its clients, to treat all its clients equitably. Graham has similar contractual obligations to the bulk of its clients. Depending on the circumstances, Graham may elect to reduce all client positions pro rata based on assets, to seek additional and comparable futures or other derivative instruments not subject to those limits, or otherwise to modify its trading strategies.

Trading Methods-Beginning on page 6
-----------------------------------

Discretionary Trading--Page 6
-----------------------------

10.  Graham does not currently employ its discretionary trading strategies on behalf of any client accounts. The Partnership has included the discussion on discretionary trading in the disclosure because Graham may resume its discretionary trading strategies in the future and the General Partner may wish to allocate the Fund's assets to such a strategy.

Fees & Expenses
---------------

11.  The Partnership's net asset value and break-even table have been updated through March 31, 2005.

12.  Note 1 to the break-even table has been revised to clarify how the management fee is computed. The percentage of the management fee in the break-even table is less than 2% of the Partnership's minimum investment amount because the management fee percentage is not multiplied by the minimum investment amount. It is instead multiplied by "adjusted net assets" which are net assets before reduction for the current month's profit share allocation, General Partner administrative fee and redemptions or distributions. Put another way, the minimum investment amount is reduced by various expenses and the remainder is multiplied by 2%. That product is then divided by the minimum investment amount, which results in a percentage less than 2%.

13.  Note 2 to the break-even table has been revised to clarify that new trading profits are profits reduced by all expenses except the Partnership's initial offering expenses. The amount and percentage in the "Advisor's
     Profit Share Allocation" line in the break-even table represents the additional trading profit necessary to overcome the profit share allocation that would be incurred by not reducing new trading profits by the initial offering expenses. Note 2 has also been revised to clarify the dilutive effect of the profit share allocation on the break-even analysis.

14.  The disclosure has been revised to clarify that new trading profit is net of all expenses other than the Partnership's initial offering expenses. See response to Comment No. 13 above.

Owen Pinkerton
July 12, 2005

15.  The profit share allocation amount was determined by negotiation between the General Partner and Graham. The General Partner considered Graham's experience as an advisor, trading programs available and past performance.
     The General Partner's recent experience has been that advisor compensation generally remains consistent from period to period in connection with the renewal of a management agreement. As disclosed in the Form 10, however, it is possible that the Advisor may not always agree to renew its management agreement on the same terms. Disclosure has been added that the fees payable to the Advisor have not changed since inception. (page 10)

16.  Disclosure has been added that the brokerage rates may change if the
     Partnership's futures commission merchant changes as well as if the General
     Partner considers (and Citigroup Global Markets Inc. ("CGM") agrees) a change to be warranted by competitive or other market forces. (page 11)

Management's Discussion and Analysis of Financial Condition and Results of
Operations
--------------------------------------------------------------------------

Liquidity, page 13
------------------

17.  The management agreement requires the Advisor to adhere to the Partneship's trading policies. The management agreement also requires the Advisor to provide the General Partner with a list of commodity interests traded and the Advisor is required to obtain the General Partner's written approval if it wishes to trade additional commodity interests. The General Partner monitors the Advisor's trading on a daily basis. The Partnership has revised the disclosure to clarify that "commodity interests" refers to the individual futures or forward contracts traded by the Advisor on behalf of the Partnership. (page 14)

Results of Operations, pages 16-17
----------------------------------

18.  The Partnership has revised the disclosure in Results of Operations to include a separate discussion of each of the three trading programs currently employed by the Advisor on behalf of the Partnership. (page 17)

Security Ownership of Certain Beneficial Owners--Beginning on Page 22
---------------------------------------------------------------------

Security ownership of management
--------------------------------

19.  Disclosure has been added to indicate the number of redeemable units owned by Graham as of March 31, 2005. (page 25)

Legal Proceedings--Page 27
--------------------------

20.  Details of the suit Elisabeth Sandler Rogg v. Citigroup Global Markets Inc.
     are not disclosed in the Form 10 because such disclosure is not required by
     CFTC or SEC rules, nor is the suit material to an investor's decision to invest in the Partnership. Item 103 of Regulation S-K requires disclosure of any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject. The registrant is not a party to this litigation. Furthermore,
     Instruction 4 to Item 103 of Regulation S-K requires disclosure of any material proceedings to which any director, officer or affiliate of the registrant is a party adverse to the registrant or has a material interest

Owen Pinkerton
July 12, 2005

     adverse to the registrant. No such litigation exists. Moreover, the
     Partnership's assets are not at risk in this litigation.

     The litigation disclosure in the Form 10 with respect to CGM is included to satisfy CFTC requirements. None of the litigation disclosed in the Form 10 is required by Item 103 of Regulation S-K.

     To the extent that the Rogg case highlights a potential fiduciary duty breach by an advisor, the General Partner believes that the Partnership has addressed that issue to the extent practicable (i) by requiring the Advisor to covenant in the Management Agreement to utilize a pre-determined, systematic, fair and reasonable order entry system that is no less favorable to the Partnership than to any other account managed by the
     Advisor; and (ii) by disclosing in "Item 1. Conflicts of Interest -
     Accounts of the Advisor and its Affiliates" the conflicts the Advisor faces in managing multiple accounts, including proprietary accounts. The General
     Partner, therefore, believes that no disclosure is required with respect to the Rogg suit.

IPO Regulatory Inquiries
------------------------

21.  CGM has advised the General Partner that no other IPO allocation proceedings remain open with other governmental or self regulatory organizations other than those previously disclosed. Disclosure has been added to indicate that no individuals from CGM have been charged in the IPO allocation proceedings. (page 30)

Description of Registrant's Securities to be Registered--Beginning on Page 34
-----------------------------------------------------------------------------

22.  Disclosure has been added to explain that in the General Partner's discretion, a limited partner's request for redemption can be revoked within the 10-day notice period if the revocation request is received by the General Partner prior to the last day of the month in which the redemption is due to take effect. (page 38)

23.  The discussion of the circumstances under which the General Partner may suspend or permit less frequent redemptions has been expanded. In addition, the circumstances that may cause the General Partner to require the redemption of some or all of a limited partner's units have been added.
     (page 38)

24.  Disclosure has been added to explain how redemption requests will be allocated in the event the partnership does not have sufficient cash to honor all redemption requests during any given month. (page 38)

Dissolution of Partnership, page 36
-----------------------------------

25.  The Partnership's date of dissolution has been reconciled with Note 1 to the Financial Statements.

Item 13--Financial Statements and Supplementary Data Independent Auditors'
Report, page F-l
--------------------------------------------------------------------------

26.  The independent auditor has revised its audit report with respect to the
     Partnership to refer to the standards of the Public Company Accounting
     Oversight Board (United States). KPMG LLP,

Owen Pinkerton
July 12, 2005

     however, has indicated that based on discussions that took place at the
     June 2004 AICPA SEC Regulations Committee meeting, they believe that their report on the financial statements of the General Partner should not reference the standards of the Public Company Accounting Oversight Board
     (United States). In addition, KPMG believes this position is supported by the fact that the General Partner is neither an issuer nor co-issuer of the
     Partnership's securities.

Statement of Cash Flows, page F-6
---------------------------------

27.  The Partnership has revised the Statement of Cash Flows as requested to present the redemption as a non-cash financing activity as required by paragraph 32 of SFAS 95.

Note 3--Agreements
------------------

Management Agreement, page F-8
------------------------------

28.  The Partnership has revised the disclosure as requested to clarify that the profit share allocation is made quarterly in partnership units, and therefore, dilutes Net Assets allocable to the limited partners when earned.

Note 7--Financial Highlights, page F-9
--------------------------------------

29.  The Partnership has revised the disclosure as requested to explain the methodology used to calculate per share amounts.

                                     * * * *

In addition to the changes discussed above, we have also amended the
Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact the undersigned at (212) 728-8727 with any further questions or comments.

Very truly yours,

/s/ Rita M. Molesworth

Enclosure

cc:  Daniel R. McAuliffe
     Jennifer Magro
     Sonya L. Crosswell